Exhibit 99.1

Wheaton Precious Metals Declares Quarterly Dividend

TSX | NYSE | LSE: WPM

DIVIDEND DECLARATION
CORRECTION FROM SOURCE:

In the news release titled 'Wheaton Precious Metals Declares Quarterly Dividend', issued 11-Aug-2022 by Wheaton Precious Metals Corp., the ex-dividend date is anticipated to be August 25, 2022, rather than September 7, 2022, as was originally issued inadvertently. The complete, corrected release follows:

VANCOUVER, BC, Aug. 12, 2022 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its Board of Directors has declared its third quarterly cash dividend payment for 2022 of US$0.15 per common share.

Third Quarterly Dividend

The third quarterly cash dividend for 2022 of US$0.15 will be paid to holders of record of Wheaton common shares as of the close of business on August 26, 2022 and will be distributed on or about September 8, 2022. The ex-dividend trading date is August 25th, 2022.

Under the Company's revised dividend policy, for the 2022 calendar year, the quarterly dividend per common share is targeted to equal the greater of 30% of the average cash generated by operating activities in the previous four quarters divided by the Company's then outstanding common shares, all rounded to the nearest cent and the dividend declared in the prior quarter. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Plan

The Company has previously implemented a Dividend Reinvestment Plan ("DRIP"). Participation in the DRIP is optional. For the purposes of this quarterly dividend, the Company has elected to issue common shares under the DRIP through treasury at a 1% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to Treasury Acquisitions, as defined in the DRIP, or direct that such common shares be purchased in Market Acquisitions, as defined in the DRIP, at the prevailing market price, any of which would be publicly announced.

The DRIP and enrollment forms, including direct deposit, are available for download on the Company's website at www.wheatonpm.com, in the 'investors' section under the 'dividends' tab.

Registered shareholders may also enroll in the DRIP online through the plan agent's self-service web portal at: https://tsxtrust.com/DRIP

Beneficial shareholders should contact their financial intermediary to arrange enrollment. All shareholders considering enrollment in the DRIP should carefully review the terms of the DRIP and consult with their advisors as to the implications of enrollment in the DRIP.

This press release is not an offer to sell or a solicitation of an offer of securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. A written copy of the prospectus included in the registration statement may be obtained by contacting the Corporate Secretary of the Company at 1021 West Hastings Street, Suite 3500, Vancouver, British Columbia, Canada V6E 0C3.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to future dividends. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com and Wheaton's Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 31, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that there will be no material adverse change in the market price of commodities, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic) and that Wheaton's application of the CRA Settlement for years subsequent to 2010 is accurate (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and possible domestic audits for taxation years subsequent to 2016 and international audits.

View original content:https://www.prnewswire.com/news-releases/wheaton-precious-metals-declares-quarterly-dividend-301605134.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2022/12/c3014.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 12:58e 12-AUG-22